Patni Computer Systems Ltd.
Akruti, MIDC Cross Road No 21
Andheri (E)
Via EDGAR and Facsimile	Mumbai – 400 093 India
Securities and Exchange Commission	TEL: +91 22 6693 0500
100 F Street, N.E.	FAX: +91 22 6693 0211
Washington, D.C, 20549	www.igatepatni.com

Date: October 25, 2011

Attention:	Kathleen Collins- Accounting Branch Chief
Mathew Crispino — Staff Attorney
Melissa Kindelan, Staff Accountant

Re:                             Patni Computer Systems Limited

Form 20-F for the year ended December 31, 2010

Filed February 25, 2011

File No. 1-32692

Comment letter dated October 11, 2011

Ladies and Gentlemen:

Thank you for reviewing our response letter dated September 13, 2011 filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the additional comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated October 11, 2011.

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

General

1.              We note from your response to our previous comment 1, you have 6 directors and 9 executive officers. However, in the Form 20-F you list 14 directors, one of which is also the chief executive officer and 15 other executive officers. We further note that there were multiple changes made to the board of directors and executive officers in 2011 due to various resignations and appointments as disclosed in your Form 6-K filings. Please clarify the results of all of these changes and tell us who the directors and the executive officers are as of June 30, 2011, noting which are U.S. citizens or residents.

We respectfully submit to the Staff the following tables indicating the changes in the directors and executive officers:

1.      List of Directors as of 30 June 2011:

Name	Position Held	US Citizen / Resident

Mr. Jai S Pathak	Chairman (Independent Director)	No

Mr. Phaneesh Murthy	Chief Executive Officer & Managing Director	Yes — Holds US Passport

Mr. Göran Lindahl	Non-Executive Director	No

Mr. Shashank Singh	Non-Executive Director	No

Mr. Arun Duggal	Independent Director	Yes — Holds US Passport

Mr. Vimal Bhandari	Independent Director	No

2.      List of Executive Officers as of 30 June 2011:

Name	Position Held	US Citizen / Resident

Mr. Phaneesh Murthy *	Chief Executive Officer & Managing Director	Yes — Holds US Passport

Mr. Sujit Sircar	EVP & CFO	No

Mr. Sunil Chitale	EVP and Head of Strategy, Marketing & Planning	No

Mr. Satish Joshi	EVP and Head of Product Engineering Services	No

Mr. Srinivas Kandula	EVP and Head of Human Resources	No

Mr. Derek Kemp	EVP and Head of Sales — EMEA, Asia & Australia	No

Mr. Vijay Khare	EVP and Co-Head of Consulting & Solutions	No

Mr. David Kruzner	EVP and Co-Head of Consulting & Solutions	Yes — Holds US Passport

Mr. Robert Massie	EVP and Head of Sales — North America	Yes — Holds US Passport

Mr. Sean Narayanan	EVP and Chief Delivery Officer	Yes — Holds US Passport

*It is 10 Executive Officers including Phaneesh Murthy who is a Director.

3.      List of Directors appearing in the Form 20-F which was filed on 25 February 2011:

Name of Director	Current Status of these Directors

Mr. Narendra K. Patni	Resigned as a Director w.e.f. 12 May 2011

Mr. Jeya Kumar	Resigned as a Director w.e.f. 12 May 2011

Mr. Louis T. van den Boog	Resigned as a Director w.e.f. 9 May 2011

Mr. Gajendra K. Patni	Resigned as a Director w.e.f. 8 February 2011

Mr. Ashok K. Patni	Resigned as a Director w.e.f. 12 May 2011

Mr. William O. Grabe **	Resigned as a Director w.e.f. 8 February 2011

Mr. Pradip Baijal	Resigned as a Director w.e.f. 10 May 2011

Dr. Michael A. Cusumano	Resigned as a Director w.e.f. 10 May 2011

Mr. Arun Duggal *	He remains a Director

Mr. Pradip Shah	Resigned as a Director w.e.f. 12 May 2011

Mr. Ramesh Venkateswaran	Resigned as a Director w.e.f. 9 May 2011

Mr. Vimal Bhandari	He remains a Director Appointed as a Director w.e.f. 15 January 2010

Mr. Abhay Havaldar	Resigned as a Director w.e.f. 8 February 2011

Mr. Phaneesh Murthy	Appointed as a Director w.e.f. 8 February 2011

Mr. Shashank Singh	Appointed as a Director w.e.f. 8 February 2011

Jai Pathak and Goran Lindahl were appointed post the filing of our Form 20-F on 25th February 2011) therefore their names do not appear on this list 3.

** William O. Grabe had resigned as Director effective 8th February 2011 and hence the count would be 9 directors at the time of filing Form 20-F.

4.      List of Executive Officers appearing in the Form 20-F which was filed on 25 February 2011:

Mr. Surjeet Singh	Chief Financial Officer	Resigned w.e.f. May 31, 2011

Mr. Ajay Chamania	Executive Vice-President and Global Head of the Product Engineering Services	Resigned w.e.f. April 30, 2011

Mr. Sunil Chitale*	Executive Vice President and Chief Marketing & Strategy Officer	Currently Executive Officer

Dr. Anil Gupta	Executive Vice President - Global Head — Business Support	Resigned w.e.f. August 5, 2011

Mr. Satish M. Joshi*	Executive Vice President - Global Head — Technology & Innovation	Currently Executive Officer

Mr. Sanjiv Kapur	Senior Vice President - Global Head - BPO & CIS	Currently not an Executive Officer

Mr. Derek Kemp *	Executive Vice President - President — EMEA	Currently Executive Officer

Mr. Vijay P. Khare*	Executive Vice President and Global Head of Industry Verticals	Currently Executive Officer

Mr. Deepak Khosla	Senior Vice President — (President — SAARC)	Resigned w.e.f. May 4, 2011

Mr. Naresh Lakahanpal	Executive Vice President — (President — Americas)	Resigned w.e.f. May 12, 2011

Mr. V Mathivanan	Executive Vice President — ( President — APAC)	Resigned w.e.f. May 13, 2011

Mr. Steve Correa	Executive Vice-President and Chief Human Resources Officer	Resigned w.e.f. April 27, 2011

Mr. Niket Ghate	Executive Vice-President & General Counsel	Resigned w.e.f. August 5, 2011

Mr. Manish Mehta	Executive Vice-President and Chief Delivery Officer (Application Services)	Resigned w.e.f. June 30, 2011

Mr. Rajiv Ranjan	Executive Vice-President and Global Head — Business Operations	Resigned w.e.f. April 27, 2011

Mr. Apoorva Singh	Senior Vice-President and Global Head of Infrastructure Management Services (IMS)	Currently not an Executive Officer

Mr. Vijay Mehra	Executive Vice President -Global Head — Industry Verticals	Resigned w.e.f. January 20, 2010

Mr. Rajesh Padmanabhan	Executive Vice President and Global Head of Human Resources	Resigned w.e.f. July 9, 2010

*These executive officers continue as on date.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, Goodwill and Intangible Assets, page 53

2.              We note your response to our previous comment 2. Please confirm for us that you will expand your critical accounting policy for assessing goodwill for impairment to include how you use a control premium in your analysis and why you believe it is appropriate.

We respectfully submit to the Staff that we acknowledge the Staff’s comment and will expand our critical accounting policy for assessing goodwill for impairment to include how we use a control premium in our analysis and why we believe it is appropriate.

Item 15. Controls and Procedures, page 98

3.              We note your response to prior comment 4 and it remains unclear why you believe the senior personnel that are primarily responsible for preparing and supervising the preparation of your financial statements and the evaluation of your internal control over financial reporting have the requisite U.S. GAAP experience. Please provide a more detailed analysis of each of those individuals who are primarily responsible for preparing and reviewing your U.S. GAAP financial statements. In this regard please explain further the following:

•                  With regards to your CFO, please explain further your reference that he or she is a fellow of the American Institute of Certified Public Accountants;

•                  We note that for each of the individuals referenced in your response (Chief Financial Officer, Vice President- Head Corporate Accounting, Vice President - Head of Revenue Assurance & Internal Systems, Vice President - Head of Global Taxation, Vice President - Head Internal Audit, Vice President- Head of Finance — North America, Vice President - Head of Finance Rest of the World and Audit Committee Financial Expert) you provide their number of years of professional experience. For each of these individuals, please describe in greater detail the nature of their experience and tell us specifically how their responsibilities provided them with the relevant U.S. GAAP experience. Include in your response the names of the companies where they worked, their title and the specific U.S. GAAP related job responsibilities. If any of the experience was obtained while working at a public accounting firm, then please provide details of their relevant audit experience, including the nature of their engagements and the specific scope of their audit work on those engagements as it relates to U.S. GAAP;

•                  Also explain further to what extent iGATE’s Group CFO, Group Chief Accounting Officer, Senior Group Manager of Corporate Reporting and Audit Committee will be involved in the company’s financial reporting process.

•                  Also, please provide the information as requested in the preceding bullet point as it relates to each of these individuals;

•                  Tell us whether any of the individuals noted have received their bachelors or master’s degrees from any U.S. institutions or whether any individuals hold professional designations such as Certified Public Accountant in the U.S; and

•                  To the extent that these individuals attended training courses and conferences, please describe in greater detail the external accounting training that each has had on U.S.GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training

We respectfully submit to the Staff that our CFO is a member of the American Institute of Certified Public Accountants and a Cost Accountant from India. He is also a graduate (Advanced Management Program) from Harvard Business School. He also holds a Bachelor’s degree in Finance and Accounting from India. He has over twenty years of financial and accounting experience. He was head of finance for Ranbaxy Laboratories from 1991 to 1999 for India and South —East Asia region with complete P&L and operations management including financial operations and U.S. GAAP accounting and audit requirements. Prior to joining Patni in November 2004, he was Chief Financial Officer of Cymbal Corporation a California based Company where he had overall responsibility for finance, legal, taxation, treasury and ensuring compliance with U.S. GAAP requirements.

Vice President- Head Corporate Accounting: She has over 27 years of professional experience in the field of financial accounting, reporting and taxation. In her role with the Company she was responsible for evaluating the various developments under U.S. GAAP and analyzing the respective impact on the company. She received monthly alerts from the FASB Site as well as from the auditors on various developments in U.S. GAAP. She also attended the Becker Conviser course on U.S. GAAP in 2007. She was also responsible for reviewing the U.S. GAAP Financials to ensure that the financial reporting and disclosures meet the U.S. GAAP requirements and she also coordinates the annual U.S. GAAP audit with external auditors. Prior to joining Patni in July 2002 she was Deputy General Manager at National Organic Chemicals Limited a Petrochemical Company in which Shell Chemicals held a 33% stake and listed on Stock exchanges in India with overall responsibility for financial accounting and reporting under Indian GAAP for over 5 years.

Vice President - Head of Revenue Assurance & Internal Systems: He has over sixteen years of financial and accounting experience. He is an alumni of Indian Institute of Management. He also holds a Bachelor’s degree in Engineering from India. In his role with the Company he is responsible for revenue assurance which also includes reviewing contracts and ensuring accurate financial accounting and compliance under U.S. GAAP. Prior to joining Patni in April 2001, he was responsible for accounting, costing and taxation under Indian GAAP for Asian Paints (I) Ltd a Company listed on stock exchange in India.

Vice President — Head of Global Taxation: He has over 27 years of experience in the field of taxation and finance which includes over 15 years with Tata Consultancy Services, Asia’s largest global software and services Company, where he was responsible for tax accounting under Indian GAAP and U.S. GAAP.  Prior to joining Patni in 2007, he was Vice President — Global Taxation of WNS (Holdings) Limited, a foreign private issuer, where he was responsible for tax accounting and reporting under U.S. GAAP.

Vice President - Head Internal Audit: He has over 37 years of experience in the field of financial operations, financial reporting, taxation and compliances. Prior to joining Patni in 2001 he was Director Finance at Cable Corporation of India limited a Company listed on stock exchange in India where he was responsible for Financial Operations and Reporting under Indian GAAP. In Patni he was responsible for listing of the Company on the Indian Stock exchange and for financial operations and accounting of the Indian entity for a period of 7 years. From 2008 he was actively involved in the SOX implementation, compliance and has been heading the internal audit function reporting to the Chairman, Audit Committee.

Vice President- Head of Finance — North America: He has over twenty years of financial and accounting experience. He is Chartered Accountant and Cost Accountant from India. He also holds a Bachelor’s degree in Commerce from India. He was a Finance Controller and Company Secretary with Motorola India Electronics Private Ltd, (“MIEPL”) a 100% subsidiary of Motorola Inc. USA, reporting directly to the Managing Director and functionally to the Director-Finance, Asia-pacific region prior to joining the Company in 2005. MIEPL is the flagship organisation of the Global Software Group (GSG) of Motorola, Inc. In his 11 years with MIEPL, he was responsible for corporate accounting, financial & management reporting, planning, budgeting, taxation, transfer pricing requirements, risk management, business process automation & product costing. He obtained good knowledge of U.S. GAAP requirements because MIEPL was consolidated into Motorola Inc. for financial reporting under U.S. GAAP. This knowledge was obtained from training provided by Motorola Inc. and experience gained from working directly with individuals who were U.S. GAAP experts.

Vice President - Head of Finance Rest of the World: He was a Senior General Manager for over 10 years with Tata Consultancy Services (“TCS”), Asia’s largest global software and services Company prior to joining us in 2007. TCS operates in nearly 65 countries and deals in over 20 currencies. He was responsible for financial accounting function at the corporate office for world-wide operations including responsible for financial accounting and reporting under Indian GAAP and U.S. GAAP.

Audit Committee Financial Expert:  Mr. Arun Duggal served as Senior Executive at Bank of America for 26 years in various positions in New York, Hong Kong, Tokyo, and New Delhi. From 1981 to 1990, Mr. Duggal served in the New York Corporate Office of Bank of America. Further from 1998 through 2001 he was the Managing Director of Bank of America in India and the Chief Executive Officer at Bank of America Asia, Hong Kong where he had various responsibility including overseeing the financial reporting and compliance under US GAAP.  From 2001 to 2003, he was the Chief Financial Officer of HCL Technologies limited one of the largest software companies in India, where he was responsible for financial accounting and reporting under Indian GAAP and U.S.  GAAP.  He has had a long and well respected career as a CEO, CFO and member of the boards of directors and audit committees of various companies. Further Mr. Duggal was Visiting Professor at the International University of Japan, and at Indian Institute of Management, India where he taught International Banking and Corporate Finance to M.B.A. students. He is also a U.S. citizen.

The Group CFO, Group Chief Accounting Officer and Senior Group Manager of Corporate Reporting will be directly responsible for the Patni’s accounting and finance functions.  They will be spending 35% to 50% of their time overseeing their responsibilities at Patni.  The iGATE Board and audit committee are involved in Patni’s financial reporting process through their participation on Patni’s Board and audit committee.  Three members of iGATE’s Board also hold similar position on the Patni Board.

Group Chief Financial Officer:  He has over twenty years of finance, accounting, corporate and strategic planning and internal audit experience. He is a Chartered Accountant from India and he also holds a Bachelor’s degree in Commerce from India. He also has extensive experience with the NASDAQ listed company financial reporting under U.S.GAAP and with corporate governance and SEC compliance.  He is serving as the Executive Vice President and Chief Financial Officer of iGATE Corporation (“Parent Company”), a NASDAQ-listed company reporting under U.S.GAAP since August 2008 and has served as Vice President of iGATE Global Solutions Limited, a significant Indian subsidiary of iGATE Corporation from April 1998 to July 2008. At iGATE, he is responsible for complying with the preparation of books of accounts in accordance with U.S. GAAP and the quarterly and annual filings.

Group Chief Accounting Officer:  He has over twenty five years of accounting and auditing experience. He is a Certified Public Accountant from U.S. (licensed by the State of Colorado) and a Chartered Accountant from India. He also holds a Bachelor’s degree in Commerce from India. To maintain his CPA license in the State of Colorado, he is required to undergo 80 hours of Continuing Professional Education (CPE) every 2 years. He last attended the SEC Institute’s SEC Reporting Skills Workshop in 2010. He has extensive experience in financial operations, accounting and financial reporting under U.S.GAAP including corporate governance and SEC compliance. Since March 2009, has been functioning as the Chief Accounting Officer at iGATE, a NASDAQ listed Company and an SEC registrant, since March 2009. At iGATE, he is responsible for the preparation of financials in accordance with U.S. GAAP and reviewing and approving the quarterly and annual SEC filings (10-K and 10-Q). He has worked as Director Corporate Accounting & Chief Financial Officer at Ocwen Financial Solutions Pvt. Ltd, an Indian subsidiary of Florida based financial services company Ocwen Financial Corporation, from February 2005 to May 2007. As Director of Corporate Accounting, he was part of the SEC reporting team that prepared the 10-K, 10-Q etc and was also responsible for SOX compliances for the areas he managed.  Prior to that, he worked in three of the big four audit firms including Deloitte at the beginning of his career. During his Deloitte stint in Saudi Arabia, he was involved in U.S. GAAP audits of various Saudi and multinational companies.

Senior Group Manager of Corporate Reporting:  He has twelve years of accounting experience. He is a Chartered Accountant from India and also holds a Bachelor’s degree in Commerce from India.

He has extensive experience in financial operations, accounting and financial reporting under U.S.GAAP and with corporate governance and SEC compliance. He is currently working as Senior Group Manager Corporate Reporting at iGATE, a NASDAQ listed Company and SEC registrant, since November 2003. At iGATE, he is responsible for maintaining the books of accounts in accordance with U.S. GAAP and preparation of 10-K and 10-Q.

The Company has subscribed to the FASB website which is used by its U.S. GAAP team to keep up to date with current developments in the field. In addition, we get regular updates from BIG Four firms on the changes in U.S. GAAP which have an impact on our financial statements. Going forward, the Company’s U.S. GAAP team will attend training programs conducted by the SEC Institute. The Company is also in discussions with BIG FOUR firms to conduct in-house training sessions on U.S. GAAP.

Notes to Consolidated Financial Statements

Note 25. Commitments and Contingencies, page F-63

4.              We note your response to our comment 5. We further note on page F-63 you include disclosure that the company is also involved in lawsuits and claims which arise in ordinary course of business and that no such matters pending are expected to be material in relation to its business. Please clarify this disclosure in future filings to note the expected impact of any lawsuits or claims in terms of materiality with respect to the company’s financial statements.

We acknowledge the Staff’s comment and will disclose the expected impact, if any, in the financial statements of matters relating to lawsuits and claims that arise in the ordinary course of business which will materially impact the financial statements.

In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +91 - 80- 4104 1501 or our outside counsel, Hogan Lovells LLP, attention Marcia Wiss (tel: 202-637-5429) or Peter Kohl (tel: 011-44-207-296-5644)

Sincerely,

/s/ SUJIT SIRCAR

Sujit Sircar
Group Chief Financial Officer
cc: Peter Kohl
Marcia Wiss